EAGLE SERIES TRUST

CLASS C
DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate of the average daily rate asset pursuant to Paragraph 1 of the Eagle Series Trust Distribution Plan shall be as follows:

EAGLE INVESTMENT GRADE BOND FUND	1.00%
EAGLE INTERNATIONAL EQUITY FUND	1.00%
EAGLE LARGE CAP CORE FUND	1.00%
EAGLE MID CAP GROWTH FUND	1.00%
EAGLE MID CAP STOCK FUND	1.00%
EAGLE SMALL CAP CORE VALUE FUND	1.00%
EAGLE SMALL CAP STOCK FUND	1.00%

Dated: November 17, 2009